News Release

7.00am BST

24 October 2019

TRADING UPDATE – October 2019

RELX, the global provider of information-based analytics and decision tools, reports continued underlying revenue growth in the first nine months of 2019 and reaffirms the outlook for the full year.

Highlights

➢Underlying revenue growth +4% in the first nine months of 2019, with some improvement in underlying metrics compared to the first half across all four business areas

➢Acquired 12 assets for a total consideration of £378m year to date, and disposed of 7 assets for £62m

➢Completed £550m of the previously announced £600m share buyback, with the remainder to be deployed by year end

Outlook

➢The full year outlook is unchanged. As we enter the final quarter of 2019 key business trends are in line with the full year 2018. We remain confident that, by continuing to execute on our strategy, we will deliver another year of underlying growth in revenue and in adjusted operating profit, together with growth in adjusted earnings per share on a constant currency basis in 2019

Scientific, Technical & Medical

•	Underlying revenue growth YTD +1%.
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Key business trends remained positive. Electronic revenues saw continued good growth, partially offset by print declines. Primary research and databases & tools saw slightly improving trends since the first half, as we continued to enhance the functionality and increase the sophistication of our analytics. Print book sales were down in a market that declined in line with historical trends.

•	Full year outlook: We continue to expect another year of modest underlying revenue growth.

Risk & Business Analytics

•	Underlying revenue growth YTD +7%.
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Underlying revenue growth remained strong. Insurance continued to drive growth through the roll-out of enhanced analytics, the extension of datasets, and further expansion in adjacent verticals in a market environment that is currently more supportive than at the beginning of the year. Growth trends for Business Services have remained at historical levels since the middle of the first half. Data Services remained strong.

•	Full year outlook: We continue to expect revenue growth trends to be in line with full year 2018.

Legal

•	Underlying revenue growth YTD +2%.
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The market environment for legal services, and for legal information providers, remained stable. Electronic revenues saw continued growth, partially offset by print declines. The roll-out of new platforms continues to enable the expansion of datasets and legal analytics across markets as we approach the end of the platform transition process.

•	Full year outlook: We continue to expect another year of modest underlying revenue growth.

Exhibitions

•	Underlying revenue growth YTD +6%.
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Strong underlying revenue growth continued. Market conditions remained good in Europe and the US and strong in China. The negative impact of venue constraints in Japan was more than offset by higher growth elsewhere, supported by an active launch programme. Integration of recent acquisitions continued to proceed well.

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Full year outlook: Temporary venue constraints aside, we continue to expect underlying revenue growth trends to be in line with the prior year, and we expect cycling-out effects to reduce the reported revenue growth rate by five to six percentage points.

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale.  Underlying revenue growth rates also exclude exhibition cycling, and timing effects.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”.  The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement.  Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, current and future economic, political and market forces; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third-party content and data; demand for RELX products and services; competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs over 30,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £34bn/€40bn/$44bn.